Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(dollars in millions)

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$10	$(57)	$75	$144	$1,460	$584
Fixed Charges	811	862	898	850	2,144	2,291

Total Earnings	821	805	973	994	3,604	2,875

Fixed Charges
Interest Expense	$780	$834	$868	$822	$2,092	$2,235
Amortization of Debt Costs	24	20	21	18	31	33
Interest Element of Rentals	7	8	9	10	21	23

Total Fixed Charges	$811	$862	$898	$850	$2,144	$2,291

Ratio of Earnings to Fixed Charges(1)	1.01	—	1.08	1.17	1.68	1.25

(1)	Earnings for the year ended December 31, 2013 were insufficient to cover fixed charges by $57 million. As a result of such deficiency, the ratio is not presented above.